JPMorgan Chase & Co.

Pricing Sheet dated May 24, 2011 relating to
Preliminary Terms No. 39 dated April 25, 2011
Registration Statement No. 333-155535
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Multi-Asset

Outperformance Jump Securities based on the Performance of the SPDR® S&P® 500 ETF Trust Relative to the iShares® Barclays 20+ Year Treasury Bond Fund due November 29, 2012

PRICING TERMS – MAY 24, 2011	
Issuer:	JPMorgan Chase & Co.
SPY Shares / Long Shares:	Shares of the SPDR® S&P® 500 ETF Trust
TLT Shares / Short Shares:	Shares of the iShares® Barclays 20+ Year Treasury Bond Fund
ETF Shares:	The SPY Shares and TLT Shares
Underlying Indices:	With respect to the SPY Shares, the S&P ® 500 Index, and with respect to the TLT Shares, the Barclays Capital U.S. 20+ Year Treasury Bond Index (each an "Underlying Index")
Aggregate principal amount:	$3,581,720
Stated principal amount:	$10 per security
Issue price:	$10 per security (see "Commissions and issue price" below)
Pricing date:	May 24, 2011
Original issue date:	May 27, 2011 (3 business days after the pricing date)
Maturity date:	November 29, 2012, subject to adjustment for certain market disruption events and as described under "Description of Securities — Payment at Maturity" in the accompanying product supplement no. MS-10-A-I
Payment at maturity:	▪ If the SPY return is *greater than* the TLT return, for each $10 stated principal amount security, $10 + upside payment ▪ If the SPY return is *equal to or less than* the TLT return, for each $10 stated principal amount security, $10 x (1 + outperformance return) *If the outperformance return is negative, this amount will be less than the stated principal amount of $10 and may be zero.*
Upside payment:	$1.30 per security (13.00% of the stated principal amount). Accordingly, even if the SPY return is significantly greater than the TLT return, your payment at maturity will not exceed $11.30 per security.
Outperformance return:	SPY return – TLT return, *provided* that the outperformance return will not be less than -100%
SPY return / Long return:	The share return of the SPY Shares
TLT return / Short return:	The share return of the TLT Shares
Share return:	With respect to each ETF Share: $\frac{\text{final share price} - \text{initial share price}}{\text{initial share price}}$
Initial Share Price:	$131.95 for the SPY Shares and $96.14 for the TLT Shares, each of which is the closing price of one such ETF Share on the pricing date, divided by the applicable adjustment factor
Final Share Price:	With respect to each ETF Share, the closing price of one such ETF Share on the valuation date
Adjustment factor:	With respect to each ETF Share, set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Securities — Anti-Dilution Adjustments" in the accompanying product supplement no. MS-10-A-I.
Valuation date:	November 26, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of Securities — Payment at Maturity" in the accompanying product supplement no. MS-10-A-I
CUSIP / ISIN:	46634X245 / US46634X2457
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	**Price to Public(1)(2)**	**Fees and Commissions(2)(3)**	**Proceeds to Issuer**
Per Security	$10.00	$0.20	$9.80
Total	$3,581,720	$71,634.40	$3,510,085.60

(1) *The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-21 of the accompanying product supplement no. MS-10-A-I.*

(2) *The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.925 per security. Please see "Syndicate Information" on page 5 of the accompanying preliminary terms for further details.*

(3) *JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.20 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See "Underwriting (Conflicts of Interest)" beginning on page PS-72 of the accompanying product supplement no. MS-10-A-I.*

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PRODUCT SUPPLEMENT NO. MS-10-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 39 dated April 25, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211002599/e43227fwp.pdf
Product supplement no. MS-10-A-I dated December 23, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210005828/e41348_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.